SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. ___)*

KALERA PUBLIC LIMITED COMPANY
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

G52251 108
(CUSIP Number)

November 9, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 8

CUSIP # G52251 108	Page 2 of 9
1	NAMES OF REPORTING PERSONS
GEM Global Yield LLC SCS (“GEM Investor”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
8,535,000(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
8,535,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,535,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.
Consists of 8,535,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) of Kalera Public Limited Company (the “Issuer”) held by GEM Investor. GEM GP (as defined below) is the general partner of GEM Investor. Christopher F. Brown is the sole beneficial owner of GEM GP and has voting and dispositive power over the shares held by GEM Investor.

2.
The percentage ownership is based upon 91,877,828 shares outstanding, including 8,535,000 shares of Common Stock that are the subject of this Schedule 13G, based on the Issuer’s prospectus pursuant to Rule 424(b)(1), filed on October 28, 2022.

CUSIP # G52251 108	Page 3 of 9
1	NAMES OF REPORTING PERSONS
Gem Global Yield Fund LLC (“GEM GP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
8,535,000(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
8,535,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,535,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.
Consists of 8,535,000 shares of Common Stock held by GEM Investor. GEM GP is the general partner of GEM Investor. Christopher F. Brown is the beneficial sole owner of GEM GP and has voting and dispositive power over the shares held by GEM Investor.

2.
The percentage ownership is based upon 91,877,828 shares outstanding, including 8,535,000 shares of Common Stock that are the subject of this Schedule 13G, based on the Issuer’s prospectus pursuant to Rule 424(b)(1), filed on October 28, 2022.

CUSIP # G52251 108	Page 4 of 9
1	NAMES OF REPORTING PERSONS
Christopher F. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
8,535,000(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
8,535,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,535,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.
Consists of 8,535,000 shares of Common Stock held by GEM Investor. GEM GP is the general partner of GEM Investor. Christopher F. Brown is the beneficial sole owner of GEM GP and has voting and dispositive power over the shares held by GEM Investor.

2.
The percentage ownership is based upon 91,877,828 shares outstanding, including 8,535,000 shares of Common Stock that are the subject of this Schedule 13G, based on the Issuer’s prospectus pursuant to Rule 424(b)(1), filed on October 28, 2022.

CUSIP # G52251 108	Page 5 of 9
ITEM 1(A).	NAME OF ISSUER

Kalera Public Limited Company. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

7455 Emerald Dunes Dr, Suite 2100,
Orlando, FL, 32822

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is jointly filed by GEM Global Yield LLC SCS (“GEM Investor”), Gem Global Yield Fund LLC (“GEM GP”), and Christopher F. Brown, a United States citizen. The foregoing entities and person are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address of the principal place of business of GEM Investor is 12C, rue Guillaume J. Kroll, L-1882 Luxembourg. The address of the principal place of business of the other Reporting Persons is 9 West 57th Street, New York, NY 10019.

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, $0.0001 par value per share of the Issuer (the “Common Stock”)

ITEM 2(E)	CUSIP NUMBER

G52251 108

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP

GEM Investor holds 8,535,000 shares of Common Stock. GEM GP is the general partner of GEM Investor. Christopher F. Brown is the sole beneficial owner of GEM GP and has voting and dispositive power over the shares held by GEM Investor.

CUSIP # G52251 108	Page 6 of 9
(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

 See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

 See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

 See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

 See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP # G52251 108	Page 7 of 9
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2022

GEM Global Yield LLC SCS

	By:	/s/ Christopher F. Brown
	Name:	Christopher F. Brown
	Title:	Manager

GEM Global Yield Fund LLC

	By:	/s/ Christopher F. Brown
	Name:	Christopher F. Brown
	Title:	Manager

	By:	/s/ Christopher F. Brown
	Name:	Christopher F. Brown

CUSIP # G52251 108	Page 8 of 9
EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP # G52251 108	Page 9 of 9
EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: November 16, 2022

GEM Global Yield LLC SCS

	By:	/s/ Christopher F. Brown
	Name:	Christopher F. Brown
	Title:	Manager

GEM Global Yield Fund LLC

	By:	/s/ Christopher F. Brown
	Name:	Christopher F. Brown
	Title:	Manager

	By:	/s/ Christopher F. Brown
	Name:	Christopher F. Brown